Management Report

GameSafe, Inc.
For the period ended December 31, 2021



Prepared by
Creative Planning

Prepared on
January 13, 2022

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x5078	1,316.65
Total Bank Accounts	**1,316.65**
Total Current Assets	**1,316.65**
TOTAL ASSETS	**$1,316.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	85,670.00
Total Accounts Payable	**85,670.00**
Credit Cards	
Amex x1008	2,928.28
Total Credit Cards	**2,928.28**
Total Current Liabilities	**88,598.28**
Total Liabilities	**88,598.28**
Equity	
Equity Investments	206,793.13
Owner's Investment	1,100.00
Retained Earnings	-129,326.47
Net Income	-165,848.29
Total Equity	**-87,281.63**
TOTAL LIABILITIES AND EQUITY	**$1,316.65**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

Statement of Operations

October - December, 2021

	Oct - Dec, 2021	Total Oct - Dec, 2020 (PY)
INCOME		
Income	35.27	
Total Income	**35.27**	**0.00**
GROSS PROFIT	**35.27**	**0.00**
EXPENSES		
Advertising & Marketing	161.28	3,257.50
Bank Charges & Fees	392.00	285.98
Contractors		56,040.27
Legal & Professional Services	3.00	6,467.99
Meals & Entertainment		144.46
Office Expenses		2,331.23
Office Supplies & Software	252.58	
Payroll Expenses		12,275.00
Software Expenses	1,135.63	12,839.12
Taxes & Licenses		-10.00
Total Expenses	**1,944.49**	**93,631.55**
NET OPERATING INCOME	**-1,909.22**	**-93,631.55**
NET INCOME	**$ -1,909.22**	**$ -93,631.55**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

Statement of Cash Flows Prior Year

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-165,848.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	85,670.00
Amex x1008	2,928.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**88,598.28**
Net cash provided by operating activities	**-77,250.01**
FINANCING ACTIVITIES	
Equity Investments	75,738.13
Owner's Investment	1,100.00
Net cash provided by financing activities	**76,838.13**
NET CASH INCREASE FOR PERIOD	**-411.88**
Cash at beginning of period	1,728.53
CASH AT END OF PERIOD	**$1,316.65**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

GameSafe, Inc.
Statement of Equity

	Common Stock		Preferred Stock		Additional paid in Captial	Total
	Shares	Amount	Shares	Amount		
Beginning Balance, January 1, 2021	-	$ -	-	$ -	$ 1,728.53	$ 1,728.53
Contributions	100,000.00	$ 25,000.00	-	$ -	$ 111,433.05	$ 136,433.05
Other Comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -
Net Income					$ (78,269.07)	$ (78,269.07)
Ending Balance, September 30, 2021	100,000.00	$ 25,000.00	-	$ -	$ 34,892.51	$ 59,892.51

Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

   Gamesafe, Inc. (the "Company"), is a corporation organized under the laws of the State of Texas. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) Basis of Accounting

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis
   of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year

   The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal quarter ended September 30, 2021, the Company's cash positions include its operating bank account.

   d) Legal Fees

   Legal fees consist of legal services provided for the creation of the Company and equity financing.

   e) Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events. As of 12/21/2020, ChatSafe, LLC was converted into GameSafe, Inc. with the same business purpose. No additional changes were made to the business.